________________________________________________________________

________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

________________________________________________________________

________________________________________________________________

Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Eclipses The Competition To Around $1 Million In New Projects For UK Colleges

Flexible Management and Administration Solution Provides Enhancements Over 50% More Quickly Than Competitors

Irvine, California (January 7, 2004) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that Magic Solution Partner Eclipse Learner Systems Limited (ELSL), has secured contracts valued at around $1 million to supply Further Education and Six Form Colleges with Eclipse, a comprehensive, fully integrated Learner Management and Administration system developed using Magic Software’s eDeveloper application development and integration environment (www.magicsoftware.com/edeveloper).

Established in 2001, Eclipse Learner Systems Limited (ELSL) is already the fastest growing provider of learner management and administration software in the UK, with an impressive list of Further Education and Sixth Form Colleges as its clients including Lewisham College (Beacon College), Southwark College, Rotherham College of Arts & Technology, Oldham Sixth Form College and Woodhouse Sixth Form College (Beacon College).

The Eclipse Learner Management and Administration System is a fully integrated Learner Management and Administration system. A centralized data repository provides single sign-on, updates and management of Enquiries, Applications, Enrolments, Registers, Timetabling, Examinations, Provision, ILR, Curriculum Modelling and Reporting.

Steve Sanders, Managing Director of ELSL comments, “Nothing stands still for very long in education and this means that we have to be able to enhance, or add functionality to Eclipse constantly throughout the year. Magic's eDeveloper allows us to react to these requests with a speed that sometimes surprises us, let alone our customers. On average, we are convinced that we can offer these enhancements to Eclipse 50% faster than using any other development environment.”

“ELSL and Magic Software have worked together closely over the last two years in penetrating this growing market segment. The partnering of the flexibility, speed and ease of integration of eDeveloper, combined with Eclipse’s domain expertise, have proven to be a real winner,” says Regev Yativ, Managing Director of Magic EMEA.

Companies interested in finding out more about ESLS can visit their web site at http://www.elsl.co.uk or call +44 01527 570888.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 7 January, 2004